EXHIBIT 21--SUBSIDIARIES OF THE REGISTRANT

   Terre Haute First National Bank is a wholly-owned subsidiary of the Registrant. It is an national banking association. It is an Indiana corporation. The bank conducts its business under the name of Terre Haute First National Bank.

   First State Bank is a wholly-owned subsidiary of the Registrant. It is a state corporation in Indiana. The bank conducts its business under the name of First State Bank.

   First Citizens State Bank of Newport is a wholly-owned subsidiary of the Registrant. It is a state corporation in Indiana. The bank conducts its business under the name of First Citizens State Bank.

   First Farmers State Bank is a wholly-owned subsidiary of the Registrant. It is a state corporation in Indiana. The bank conducts its business under the name of First Farmers State Bank.

   First Ridge Farm State Bank is a wholly-owned subsidiary of the Registrant. It is a state corporation in Illinois. The bank conducts its business under the name of First Ridge Farm State Bank.

   First Parke State Bank is a wholly-owned subsidiary of the Registrant. It is a state corporation in Indiana. The bank conducts its business under the name of First Parke State Bank.

   First National Bank of Marshall is a wholly-owned subsidiary of the Registrant. It is a national banking association. It is an Illinois corporation. The bank conducts its business under the name of First National Bank.

   First Crawford State Bank is a wholly-owned subsidiary of the Registrant. It is a state corporation in Illinois. The bank conducts its business under the name of First Crawford State Bank.

Five Year Comparison of Selected Financial Data

(Dollar amounts in thousands
except per share amounts)                  1997             1996              1995              1994              1993
--------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Total assets                           $1,634,936        $1,619,642       $1,545,307        $1,356,375       $1,339,657
Investments                               527,993           582,744          544,289           382,102          432,103
Net loans                               1,005,799           918,767          879,516           857,039          796,205
Deposits                                1,194,524         1,175,228        1,163,481         1,077,719        1,083,139
Long-term borrowings                       37,237            70,561           56,750            25,672           41,337
Shareholders' equity                      165,480           150,377          140,075           122,098          119,621

INCOME STATEMENT DATA:
Interest income                           122,372           115,836          106,330            91,607           92,329
Interest expense                           62,072            57,810           54,144            40,489           41,482
Net interest income                        60,300            58,026           52,186            51,118           50,847
Provision for loan losses                   5,382             4,461            2,563             2,674            2,614
Other income                                8,957             7,849            7,922             7,382            7,584
Other expenses                             39,629            39,280           38,690            37,616           37,006
Net income                                 18,100            15,971           13,897            13,325           13,995

PER SHARE DATA:
Net income                                   2.58              2.28*            1.98*             1.89*            1.98*
Cash dividends                                .72               .61*             .51*              .48*             .44*

PERFORMANCE RATIOS:
Net income to average assets                 1.11%             1.03%             .97%             1.00%            1.08%
Net income to average
  shareholders' equity                      11.74             11.19            10.65             11.07            12.87
Average total capital
  to average assets                         10.13              9.80             9.84              9.75             9.16
Average shareholders' equity
  to average assets                          9.45              9.19             9.15              9.07             8.42
Dividend payout                             28.06             26.85            25.58             25.22            22.25




*Restated to retroactively reflect 1997 stock dividend.

Consolidated Balance Sheets


                                                                                 Years Ended December 31,
                                                                                 ------------------------
(Dollar amounts in thousands)                                                     1997           1996
---------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                         $   53,815   $   66,658
Interest-bearing deposits with financial institutions                                 --          1,095
Federal funds sold                                                                     280        2,000
Investment securities - available-for-sale                                         527,993      582,744

Loans                                                                            1,006,878      920,042
  Less:
    Unearned income                                                                  1,079        1,275
    Allowance for loan losses                                                       13,503       10,756
                                                                                ----------   ----------
                                                                                   992,296      908,011

Accrued interest receivable                                                         14,086       14,985
Premises and equipment                                                              24,925       26,137
Other assets                                                                        21,541       18,012
                                                                                ----------   ----------
TOTAL ASSETS                                                                    $1,634,936   $1,619,642
                                                                                ==========   ==========
LIABILITIES AND SHAREHOLDERS EQUITY
Deposits:
   Non-interest-bearing                                                         $  162,880   $  141,492
   Interest-bearing:
      Certificates of deposit of $100,000 or more                                  195,487      187,199
      Other interest-bearing deposits                                              836,157      846,537
                                                                                ----------   ----------
                                                                                 1,194,524    1,175,228
Short-term borrowings:
   Federal funds purchased and securities sold
     under agreements to repurchase                                                 47,015       62,416
   Treasury tax and loan open-end note                                               4,282        5,131
   Advances from Federal Home Loan Bank                                            167,680      140,244
                                                                                ----------   ----------
                                                                                   218,977      207,791
Long-term borrowings:
   Advances from Federal Home Loan Bank                                             30,596       63,924
   Other borrowings                                                                  6,641        6,637
Other liabilities                                                                   18,718       15,685
                                                                                ----------   ----------
      TOTAL LIABILITIES                                                          1,469,456    1,469,265

Shareholders' equity
   Common stock, $ .125 stated value per share, authorized 10,000,000 shares, issued and outstanding
   7,015,504 shares for 1997 and 1996                                                  877          835
   Additional capital                                                               59,787       43,761
   Retained earnings                                                                98,046      101,093
   Unrealized gains on available-for-sale securities, net of taxes                   6,770        4,688
                                                                                ----------   ----------
     TOTAL SHAREHOLDERS EQUITY                                                     165,480      150,377
                                                                                ----------   ----------
     TOTAL LIABILITIES AND SHAREHOLDERS EQUITY                                  $1,634,936   $1,619,642
                                                                                ==========   ==========

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

                                                                    Years Ended December 31,
                                                                 -----------------------------
(Dollar amounts in thousands except per share data)              1997       1996       1995
----------------------------------------------------------------------------------------------
INTEREST INCOME:
   Loans                                                        $ 83,653   $ 78,706   $ 77,253
   Investment securities:
     Taxable                                                      31,133     29,835     20,857
     Tax-exempt                                                    7,395      6,811      7,271
   Other interest income                                             191        484        949
                                                                --------   --------   --------
      TOTAL INTEREST INCOME                                      122,372    115,836    106,330

INTEREST EXPENSE:
   Deposits                                                       46,285     45,983     45,932
   Short-term borrowings                                          12,672      7,077      5,792
   Long-term borrowings                                            3,115      4,750      2,420
                                                                --------   --------   --------
     TOTAL INTEREST EXPENSE                                       62,072     57,810     54,144
                                                                --------   --------   --------
     NET INTEREST INCOME                                          60,300     58,026     52,186
   Provision for loan losses                                       5,382      4,461      2,563
                                                                --------   --------   --------
     NET INTEREST INCOME AFTER
       PROVISION FOR LOAN LOSSES                                  54,918     53,565     49,623

OTHER INCOME:
   Trust department income                                         1,973      1,797      1,560
   Service charges on deposit accounts                             1,340      1,431      1,588
   Other service charges and fees                                  3,831      3,263      3,105
   Investment securities gains (losses)                              407        154         75
   Other                                                           1,406      1,204      1,594
                                                                --------   --------   --------
                                                                   8,957      7,849      7,922
OTHER EXPENSES:
   Salaries and employee benefits                                 22,041     21,222     19,505
   Occupancy                                                       2,870      2,939      2,944
   Equipment                                                       3,189      2,871      2,314
   Data processing                                                   131        787      2,031
   FDIC insurance                                                    189         38      1,275
   Printing and supplies                                           1,168      1,216      1,220
   Other                                                          10,041     10,207      9,401
                                                                --------   --------   --------
                                                                  39,629     39,280     38,690
       INCOME BEFORE INCOME TAXES                                 24,246     22,134     18,855

Income tax expense                                                 6,146      6,163      4,958
                                                                --------   --------   --------
       NET INCOME                                               $ 18,100   $ 15,971   $ 13,897
                                                                ========   ========   ========
EARNINGS PER SHARE:

       NET INCOME                                               $   2.58   $   2.28   $   1.98
                                                                ========   ========   ========

   Weighted average number of shares outstanding in thousands      7,016      7,013      7,017
                                                                ========   ========   ========


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders Equity


(Dollar amounts in thousands except per share data)

                                            Common     Additional    Retained     Unrealized    Treasury
                                             Stock       Capital     Earnings   Gains (Losses)    Stock       Total
 ---------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1994                  $     771    $  28,396    $  86,005    $   4,449    $      --    $ 119,621

Net income                                       --           --       13,325           --           --       13,325

Treasury stock purchase                          --           --           --           --         (608)        (608)

Unrealized losses on available-for-sale
    securities                                   --           --           --       (6,878)          --       (6,878)

Cash dividends, $ .48 per share                  --           --       (3,362)          --           --       (3,362)
                                          ---------    ---------    ---------    ---------    ---------    ---------

Balance, December 31, 1994                      771       28,396       95,968       (2,429)        (608)     122,098

Net income                                       --           --       13,897           --           --       13,897

Stock dividend, 5%                               34        7,652       (7,686)          --           --           --

Treasury stock purchase                          --           --           --           --       (1,855)      (1,855)

Treasury stock reissuance                        --           --           --           --          525          525

Unrealized gains on available-for-sale
    securities                                   --           --           --        8,964           --        8,964

Cash dividends, $ .51 per share                  --           --       (3,554)          --           --       (3,554)
                                          ---------    ---------    ---------    ---------    ---------    ---------

Balance, December 31, 1995                      805       36,048       98,625        6,535       (1,938)     140,075

Net income                                       --           --       15,971           --           --       15,971

Stock dividend, 5%                               36        9,177       (9,213)          --           --           --

Treasury stock purchase                          --           --           --           --         (132)        (132)

Treasury stock reissuance                        --           --           --           --          600          600

Treasury stock retirement                        (6)      (1,464)          --           --        1,470           --

Unrealized losses on available-for-sale
    securities                                   --           --           --       (1,847)          --       (1,847)

Cash dividends, $ .61 per share                  --           --       (4,290)          --           --       (4,290)
                                          ---------    ---------    ---------    ---------    ---------    ---------

Balance, December 31, 1996                      835       43,761      101,093        4,688           --      150,377

Net income                                       --           --       18,100           --           --       18,100

Stock dividend, 5%                               42       16,026      (16,068)          --           --           --

Unrealized gains on available-for-sale
    securities                                   --           --           --        2,082           --        2,082

Cash dividends, $ .72 per share                  --           --       (5,079)          --           --       (5,079)
                                          ---------    ---------    ---------    ---------    ---------    ---------

Balance, December 31, 1997                $     877    $  59,787    $  98,046    $   6,770    $      --    $ 165,480
                                          =========    =========    =========    =========    =========    =========


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows



                                                                        Years Ended December 31,
                                                                     -----------------------------
(Dollar amounts in thousands except per share data)                  1997         1996        1995
--------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                        $  18,100    $  15,971    $  13,897
  Adjustments to reconcile net income to net cash
     provided by operating activities:
       Net amortization of discounts on investment securities        (1,978)      (2,051)      (1,890)
       Provision for loan losses                                      5,382        4,461        2,563
       Investment securities gains                                     (407)        (154)         (75)
       Provision for depreciation and amortization                    2,496        2,536        2,484
       Provision for deferred income taxes                           (1,055)        (283)        (213)
       Net (increase) decrease in accrued interest receivable           899       (1,385)      (2,892)
       Other, net                                                       234         (282)      (1,647)
                                                                  ---------    ---------    ---------
         NET CASH PROVIDED BY OPERATING ACTIVITIES                   23,671       18,813       12,227
                                                                  ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Net (increase) decrease from purchases and maturities of
     interest-bearing deposits with financial institutions            1,095          (17)        (298)
   Sales and maturities of available-for-sale securities            229,606      167,416      126,305
   Purchases of available-for-sale securities                      (170,217)    (207,659)    (271,893)
   Loans made to customers, net of repayments                       (89,608)     (43,373)     (25,000)
   Net increase in federal funds sold                                 1,720        8,000       14,325
   Additions to premises and equipment                               (1,591)      (3,037)      (6,489)
                                                                  ---------    ---------    ---------
         NET CASH USED BY INVESTING ACTIVITIES                      (28,995)     (78,670)    (163,050)
                                                                  ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net increase from sales and
     redemptions of certificates of deposit                          21,620       18,549       89,633
   Net decrease in other deposits                                    (2,324)      (6,802)      (3,872)
   Net increase in short-term borrowings                             11,186       38,962       49,579
   Cash dividends                                                    (4,677)      (3,720)      (3,489)
   Proceeds from reissuance of treasury stock                            --          600          525
   Purchases of treasury stock                                           --         (132)      (1,855)
   Proceeds from long-term borrowings                                    --       13,825       31,098
   Repayments on long-term borrowings                               (33,324)         (43)         (18)
                                                                  ---------    ---------    ---------
           NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES       $  (7,519)   $  61,239    $ 161,601
                                                                  ---------    ---------    ---------
           NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS     (12,843)       1,382       10,778
                                                                  ---------    ---------    ---------
           CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR              66,658       65,276       54,498
           CASH AND CASH EQUIVALENTS, END OF YEAR                 $  53,815    $  66,658    $  65,276
                                                                  =========    =========    =========
   SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
     Cash paid during the year for:
     Interest                                                     $  63,243    $  55,585    $  53,047
                                                                  =========    =========    =========
     Income taxes                                                 $   7,367    $   6,974    $   5,577
                                                                  =========    =========    =========

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1.   BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

     Business

     ORGANIZATION The consolidated financial statements of First Financial Corporation and its subsidiaries (the Corporation) include the accounts of the parent company and its wholly-owned subsidiaries, Terre Haute First National Bank of Vigo County, Indiana (Terre Haute First), First State Bank of Clay County, Indiana (First State), First Citizens State Bank of Newport, Indiana (Citizens), First Farmers State Bank of Sullivan, Indiana (Farmers), First Parke State Bank of Rockville, Indiana (Parke), First Ridge Farm State Bank of Ridge Farm, Illinois (Ridge Farm), First National Bank of Marshall, Illinois (Marshall) and First Crawford State Bank of Robinson, Illinois (Crawford). All significant inter-company balances and transactions have been eliminated. All dollar amounts, except per share amounts, presented in these notes have been rounded to the nearest thousand.

     The Corporation, which is headquartered in Terre Haute, Indiana, offers a wide variety of financial services including commercial and consumer lending, lease financing, trust account services and depositor services through its eight subsidiaries.

     Terre Haute First is the largest bank in Vigo County. It operates ten full-service banking branches within the county. It also has a main office in downtown Terre Haute and an operations enter/office building on South Third Street in Terre Haute.

     First State has five branch locations in Clay County, a county contiguous to Vigo County. Citizens has three branches, all of which are located in Vermillion County, a county contiguous to Vigo County. Farmers has six branches of which five are located in Sullivan County and one in Greene County. Sullivan County is contiguous to Vigo County. Ridge Farm has one branch and is located in Vermilion County, Illinois. Parke has four branches in Parke County, a county contiguous to Vigo County. Marshall has one branch and is located in Clark County, Illinois, a county contiguous to Vigo County. Crawford has three branches of which two are located in Crawford County, Illinois, and one in Lawrence County, Illinois.

     The Corporation operates 33 branches in west central Indiana and east central Illinois. The Corporation's primary source of revenue is derived from loans to customers, primarily middle-income individuals, and investment activities.

     REGULATORY AGENCIES First Financial Corporation is a multi-bank holding company and as such is regulated by various banking agencies. The holding company is regulated by the Seventh District of the Federal Reserve System. The national bank subsidiaries are regulated by the Office of the Comptroller of the Currency. The state bank subsidiaries are jointly regulated by their respective state banking organizations and the Federal Deposit Insurance Corporation.

     Significant Accounting Policies

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies used in the consolidated financial statements.

     INVESTMENT SECURITIES The Corporation classifies all investment securities as "available-for-sale." Securities classified as "available-for-sale" represent securities that may be sold prior to maturity due to changes in market interest rate risks, prepayment risk, the Corporation's management of its income tax position, general liquidity needs, increases in loan demand or similar factors. Available-for-sale securities are carried at fair value, with the unrealized gains and losses recorded, net of tax, as a separate component of shareholders' equity. Fluctuation in the securities' fair value, that is considered temporary in nature, has no effect on net income. Realized gains and losses on the sales of investment securities are based on the adjusted cost of the specific security sold. The amortization of premiums and discounts is computed primarily by the straight-line method over the lives of the investments.

     LOANS Interest income on loans is recorded as earned. Loans are placed on non-accrual at the time the loan is 90 days delinquent unless the credit is well collateralized or in the process of collection.

     LEASE FINANCING Terre Haute First provides equipment financing to customers through a variety of lease arrangements principally classified as direct financing leases. Leases are carried at the aggregate of lease payments receivable plus estimated residual values. Unearned income on the leases is amortized over the lease terms resulting in an approximate level rate of return.

     ALLOWANCE FOR LOAN LOSSES The allowance for loan losses is maintained at a level considered adequate to provide for loan losses and is based on management's evaluation of potential losses in the loan portfolio, as well as prevailing and anticipated economic conditions. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrowers' ability to pay, overall portfolio quality and review of specific problem loans.

     PREMISES AND EQUIPMENT Premises and equipment are recorded on the basis of cost less accumulated depreciation. The provision for depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets. Any gain or loss on the retirement of assets, which was not significant in 1997, 1996 or 1995, is recognized currently. The estimated useful life for equipment ranges from three to seven years and the estimated useful life for premises is 27.5 years.

     INCOME TAXES The Corporation utilizes the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

     CASH AND CASH EQUIVALENTS For purposes of cash flows, cash and cash equivalents include cash and due from banks.

     RECLASSIFICATIONS Certain amounts in the 1995 and 1996 consolidated financial statements have been reclassified to conform with the 1997 presentation.

     RECENTLY ISSUED ACCOUNTING STANDARDS Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," provides accounting and reporting standards based on a control-oriented "financial-components" approach for various transactions. Certain provisions of SFAS No. 125 are effective in 1997 and the remaining are effective in 1998. The effect of adopting SFAS No. 125 was not material to the Corporation's financial statements in 1997 and is not anticipated to be material to the financial statements in 1998.

     SFAS No. 128, "Earnings Per Share," changes the computational guidance for earnings per share information. Since the Corporation has no common stock equivalents, the adoption of SFAS No. 128 in 1997 had no impact on the Corporation's earnings per share.

     SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and the display of comprehensive income and its components. SFAS No. 130 will be adopted by the Corporation in 1998. This statement will result in additional financial statement disclosures upon adoption.

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," changes current practice by establishing a new framework for segment reporting. SFAS No. 131, which will be adopted by the Corporation in 1998, will have no impact on the Corporation's results of operations or financial condition, but may affect the financial statement reporting of business segments.

2.   FAIR VALUES OF FINANCIAL INSTRUMENTS

     These accompanying notes to the consolidated financial statements include certain disclosures for financial instruments recorded on the consolidated balance sheets at December 31, 1997 and 1996. The fair value estimates are made at a discrete point in time based on relevant market and financial instrument information. Since a market may not exist for a significant portion of the Corporation's financial instruments, these estimates are based on judgment regarding future expected loss experience, current economic conditions, credit risk characteristics, and other factors. These estimates are subjective in nature, involve uncertainties and matters of significant judgment, and cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and values of assets and liabilities not considered financial instruments. The following methodologies and assumptions were used to estimate fair value disclosures for financial instruments:

     CASH AND DUE FROM BANKS, INTEREST-BEARING DEPOSITS WITH FINANCIAL INSTITUTIONS AND FEDERAL FUNDS SOLD: The carrying values for these financial instruments approximate their fair values.

     INVESTMENT SECURITIES: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or dealer quotes.

     LOANS: For variable-rate loans that reprice frequently with no significant change in credit risk, carrying value approximates fair value. The fair values for conforming residential mortgage loans are based on quoted market prices of similar loans sold in the secondary market. The fair values for residential mortgage loans held for investment, commercial loans, real estate loans, consumer loans, and lease financing are estimated using discounted cash flow analyses, using interest rates being offered for loans with similar terms and credit risk. For significant non-performing loans, fair value is based upon discounted cash flows using a rate commensurate with the credit risk or recent appraisals. The carrying value of accrued interest, adjusted for credit risk, approximates its fair value.

     DEPOSITS: The fair values disclosed for non-interest- and interest-bearing demand and savings deposits approximate their carrying values. The fair value of retaining deposit relationships in the future, known as a core deposit intangible which is material, is not considered in the fair value disclosed nor is it recorded in the balance sheet. Fair values for fixed rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered for deposits with comparable maturities. The carrying value of accrued interest on deposits approximates its fair value.

     SHORT-TERM BORROWINGS: The fair values of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings approximate their carrying values.

     LONG-TERM BORROWINGS: The fair values of the long-term borrowings are estimated using discounted cash flow analyses, based on rates available to the Corporation for similar types of borrowings.

     OFF-BALANCE-SHEET INSTRUMENTS: Fair values for off-balance-sheet instruments (guarantees and commitments) are based on fees currently charged to enter similar agreements, considering the remaining terms of the agreements and the counterparties' credit standing. The fair values of the Corporation's off-balance-sheet financial instruments at December 31, 1997 and 1996 were immaterial.

     The following table presents a summary of the carrying amounts and fair values of the Corporation's financial instruments at December 31, 1997 and 1996.

                                                                                December 31,
                                                           -----------------------------------------------------
                                                                       1997                     1996
                                                           -------------------------   -------------------------
                                                               Carrying     Fair        Carrying       Fair
     (Dollar amounts in thousands)                               Value     Value         Value        Value
----------------------------------------------------------------------------------------------------------------
     Cash and due from banks                                 $   53,815   $   53,815   $   66,658   $   66,658
     Interest-bearing deposits with financial institutions           --           --        1,095        1,095
     Federal funds sold                                             280          280        2,000        2,000
     Available-for-sale investment securities (Note 4)          527,993      527,993      582,744      582,744
     Loans (Note 5)                                           1,006,878    1,005,362      920,042      921,020
     Accrued interest receivable                                 14,086       14,086       14,985       14,985
     Deposits (Note 8)                                        1,194,524    1,199,869    1,175,228    1,181,528
     Short-term borrowings (Note 8)                             218,977      218,977      207,791      207,791
     Long-term borrowings (Note 9)                               37,237       37,375       70,561       70,261

3.   RESTRICTIONS ON CASH AND DUE FROM BANKS:

     Certain affiliate banks are required to maintain average reserve balances with the Federal Reserve Bank. The amount of those reserve balances was approximately $13.4 million and $14.5 million at December 31, 1997 and 1996, respectively.

4.   INVESTMENT SECURITIES:

     The amortized cost, estimated fair value and carrying value of investment securities are summarized as follows:


                                                                         December 31, 1997
                                                 ---------------------------------------------------------------
                                                                  Unrealized
                                                 Amortized    -----------------       Fair          Carrying
(Dollar amounts in thousands)                      Cost       Gains      Losses       Value           Value
----------------------------------------------------------------------------------------------------------------
AVAILABLE-FOR-SALE:
   United States Government                    $  81,149   $   1,369    $     (47)   $  82,471    $  82,471
   United States Government agencies             240,627       1,991         (381)     242,237      242,237
   Collateralized mortgage obligations            46,986         432          (75)      47,343       47,343
   State and municipal                           148,748       5,318         (129)     153,937      153,937
   Corporate obligations                           1,983          22           --        2,005        2,005
                                              ----------   ---------   ----------   ----------   ----------
       TOTAL                                   $ 519,493   $   9,132    $    (632)   $ 527,993    $ 527,993
                                              ==========   =========   ==========   ==========   ==========

                                                                           December 31, 1996
                                                 ----------------------------------------------------------
                                                                  Unrealized
                                                 Amortized    -----------------       Fair       Carrying
(Dollar amounts in thousands)                      Cost       Gains      Losses       Value        Value
-----------------------------------------------------------------------------------------------------------
AVAILABLE-FOR-SALE:
   United States Government                     $ 58,087   $    927    $    (42)    $ 58,972   $ 58,972
   United States Government agencies             329,437      3,337      (1,881)     330,893    330,893
   Collateralized mortgage obligations            42,918      1,013        (370)      43,561     43,561
   State and municipal                           140,963      3,029        (533)     143,459    143,459
   Corporate obligations                           5,496        364          (1)       5,859      5,859
                                                --------   --------    --------     --------   --------
       TOTAL                                    $576,901   $  8,670    $ (2,827)    $582,744   $582,744
                                                ========   ========    ========     ========   ========

As of December 31, 1997, the Corporation does not have any securities from any issuer with an aggregate book value or fair value that exceeds ten percent of shareholders' equity.

Investment securities with a par value amounting to approximately $85.9 million and $123.2 million at December 31, 1997 and 1996, respectively, were pledged as collateral for borrowings and for other purposes.

The carrying value and estimated fair values of investment securities as of December 31, 1997, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without penalties. Also shown for 1997 are the weighted average yields computed on a tax equivalent basis, assuming a federal income tax rate of 35%.


                                                                        Available-for-Sale
                                                                    ------------------------------
                                                                                                    Weighted
                                                                    Amortized           Fair         Average
(Dollar amounts in thousands)                                          Cost            Value         Yields
------------------------------------------------------------------------------------------------------------
Due in one year or less                                               $  93,872      $   93,874       7.37%
                                                                                                      ====
Due after one but within five years                                      94,516          96,376       7.33%
                                                                                                      ====
Due after five but within ten years                                     100,515         103,404       7.78%
                                                                                                      ====
Due after ten years                                                      23,734          24,671       7.72%
                                                                                                      ====
Mortgage backed securities                                              206,856         209,668       7.38%
                                                                      ---------      ----------       ====
            TOTAL                                                      $519,493      $  527,993
                                                                      =========      ==========


Below is a summary of the gross gains and losses and the net gain (loss) realized by the Corporation from investments sold during the years ended December 31, 1997, 1996 and 1995. Sales proceeds from available-for-sale securities aggregated $177.8 million, $135.0 million and $62.7 million in 1997, 1996 and 1995, respectively.


(Dollar amounts in thousands)                                         1997           1996       1995
-------------------------------------------------------------------------------------------------------

Gross gains                                                          $  722        $    588     $  202
Gross losses                                                           (315)           (434)      (127)
                                                                     ------        --------     ------
Net gain (loss)                                                      $  407        $    154     $   75
                                                                     ======        ========     ======

5.   LOANS:

     Loans are summarized as follows:

                                                                               December 31,
                                                                 ----------------------------------------
(Dollar amounts in thousands)                                       1997                         1996
                                                                 Carrying                     Carrying
                                                                   Value                        Value
---------------------------------------------------------------------------------------------------------
Commercial, financial and agricultural                          $  229,855                  $ 197,449
Real estate - construction                                          23,734                     22,629
Real estate - mortgage                                             561,466                    508,010
Installment                                                        188,552                    188,670
Lease financing                                                      3,271                      3,284
                                                                ----------                  ---------
          TOTAL                                                 $1,006,878                  $ 920,042
                                                                ==========                  =========


In the normal course of business, the Corporation's subsidiary banks make loans to directors and executive officers and to their associates. These related party loans are consistent with sound banking practices and are within applicable bank regulatory lending limitations. In 1997 the aggregate dollar amount of these loans to directors and executive officers who held office at the end of the year amounted to $29.3 million at the beginning of the year. During 1997, advances of $33.7 million and repayments of $26.3 million were made with respect to related party loans for an aggregate dollar amount of $36.7 million at December 31, 1997. The amount of such loans aggregated $27.3 million at December 31, 1996.

6.   ALLOWANCE FOR LOAN LOSSES:

     Changes in the allowance for loan losses are summarized as follows:




                                                                 December 31,
                                                     ------------------------------------
(Dollar amounts in thousands)                          1997          1996         1995
-----------------------------------------------------------------------------------------
Balance at beginning of year                         $  10,756      $ 10,616     $ 10,536
Provision for loan losses                                5,382         4,461        2,563
Recoveries of loans previously charged off               1,180         1,080        1,338
Loans charged off                                       (3,815)       (5,401)      (3,821)
                                                     ---------      --------     --------
   BALANCE AT END OF YEAR                            $  13,503      $ 10,756     $ 10,616
                                                     =========      ========     ========


7.   PREMISES AND EQUIPMENT:

     Premises and equipment are summarized as follows:


                                                             December 31,
                                                     ------------------------------------
(Dollar amounts in thousands)                              1997          1996
-----------------------------------------------------------------------------------------
Land                                                   $    3,291    $   3,266
Building and leasehold improvements                        24,156       23,640
Furniture and equipment                                    21,187       21,539
                                                       ----------    ---------
                                                           48,634       48,445
Less accumulated depreciation                             (23,709)     (22,308)
                                                       ----------    ---------
TOTAL                                                  $   24,925    $  26,137
                                                       ==========    =========



8  DEPOSITS AND SHORT-TERM BORROWINGS:

   The carrying and fair values of deposits are as follows at December 31, 1997 and 1996:


                                                                         1997                        1996
                                                             -------------------------   ---------------------------
                                                                Carrying        Fair         Carrying        Fair
(Dollar amounts in thousands)                                    Value         Value          Value         Value
----------------------------------------------------------------------------------------------------------------------
Non-interest-bearing demand deposits                         $    162,880  $   162,880   $    141,492   $    141,492
Interest-bearing demand deposits                                  255,373      255,373        275,677        275,677
Savings deposits                                                  105,870      105,870        111,555        111,555
  Time deposits:
    $100,000 or more                                              195,487      195,851        187,199        189,748
    Other time deposits                                           474,914      479,895        459,305        463,056
                                                             ------------  -----------   ------------  -------------
                                                             $  1,194,524  $ 1,199,869   $  1,175,228  $   1,181,528
                                                             ============  ===========   ============  =============


The aggregate carrying value of short-term borrowings was $219.0 million and $207.8 million at December 31, 1997 and 1996, respectively. The weighted average interest rate was 5.33% and 5.30% for 1997 and 1996, respectively.

9. LONG-TERM BORROWINGS:

  Long-term borrowings at December 31, 1997 and 1996 are summarized as follows:

                                                                 1997                       1996
                                                         --------------------      ---------------------
                                                         Carrying      Fair        Carrying         Fair
(Dollar amounts in thousands)                              Value       Value         Value         Value
-------------------------------------------------------------------------------------------------------
  City of Terre Haute, Indiana adjustable tender
     economic development revenue bonds, series 1985     $    6,600   $  6,600     $   6,600  $   6,600
  Other                                                          41         41            37         37
                                                         ----------   --------     ---------  ---------
     TOTAL                                               $    6,641   $  6,641     $   6,637  $   6,637
                                                         ==========   ========     =========  =========

  Advances from the Federal Home Loan Bank                  198,276    198,414       204,168    203,868
  Advances classified as short-term borrowings             (167,680)  (167,680)     (140,244)  (140,244)
                                                         ----------   --------     ---------  ---------
  Advances classified as long-term borrowings            $   30,596   $ 30,734     $  63,924  $  63,624
                                                         ==========   ========     =========  =========




The aggregate minimum annual retirements of long-term borrowings are as follows:
                            1998                           $ 167,680
                            1999                              15,645
                            2000                               5,147
                            2001                               5,179
                            2002                               1,465
                            Thereafter                         9,801
                                                           ---------
                                                           $ 204,917

                                   Less current portion     (167,680)
                                                           ---------
                                                           $  37,237
                                                           =========

The economic development revenue bonds (bonds) require periodic interest payments each year until maturity or redemption. The interest rate, which was 3.80% at December 31, 1997, and 4.20% at December 31, 1996, is determined by a formula which considers rates for comparable bonds and is adjusted periodically based on the frequency selected by the bondholder at the date of purchase. The bonds are collateralized by a first mortgage on the Corporation's headquarters building. The bonds mature December 1, 2015, and bondholders may periodically require earlier redemption.

The Corporation may use funds available under a letter of credit from another financial institution to repay principal on bonds redeemed during the term of the letter of credit. The letter of credit expires November 1, 1998 and is deemed to be automatically extended without amendment for one year from the expiration date. No bonds were redeemed during 1997. Assuming that any redemptions required under the bonds will be funded by the letter of credit, or by other similar borrowings, if redemptions occur after 1997, there are no principal maturities of the bonds within the next five years.

The above debt agreements require the Corporation to meet certain financial covenants. The most restrictive covenants require the Corporation to maintain a Tier I capital ratio of at least 6.2% and net income to average assets of 0.6%. At December 31, 1997 and 1996, the Corporation was in compliance with all of its debt covenants.

All of the Corporation's Indiana subsidiary banks are members of the Federal Home Loan Bank (FHLB) of Indianapolis and, accordingly, are permitted to obtain advances. The advances from the FHLB, aggregating $198.3 million at December 31, 1997, accrue interest at annual rates varying from 4.99% to 8.0%. The advances are due at various dates through September 2017.

FHLB advances must be secured by eligible collateral as specified by the FHLB. Accordingly, the Corporation has a blanket pledge of its first mortgage loan portfolio as collateral for the advances outstanding at December 31, 1997, with a required minimum ratio of collateral to advances of 160%.

10.  INCOME TAXES:

     Income tax expense is summarized as follows:

     (Dollar amounts in thousands)         1997           1996         1995
--------------------------------------------------------------------------------
     Federal:

       Currently payable                 $  5,164       $  4,772    $   3,492
       Deferred                              (833)          (315)        (150)
                                         --------       --------    ---------
                                            4,331          4,457        3,342
     State:
       Currently payable                    2,037          1,750        1,679
       Deferred                              (222)           (44)         (63)
                                         --------       --------    ---------
                                            1,815          1,706        1,616
                                         --------       --------    ---------
            TOTAL                        $  6,146       $  6,163    $   4,958
                                         ========       ========    =========


Income tax expense with respect to investment securities gains amounted to approximately $103 thousand, $43 thousand and $20 thousand in 1997, 1996 and 1995, respectively.

The major components of deferred income taxes are as follows:

     (Dollar amounts in thousands)         1997           1996         1995
-------------------------------------------------------------------------------
     Provision for loan losses           $ (1,113)      $   (364)  $      (52)
     Lease financing                          (10)           (96)          11
     Depreciation                             226            266           (3)
     Pension expense                           95            (16)          (3)
     Deferred compensation                    (19)           (34)        (130)
     Other, net                              (234)          (114)         (36)
                                         --------       --------    ---------
         TOTAL                           $ (1,055)      $   (358)   $    (213)
                                         ========       ========    =========

The reconciliation of income tax expense with the amount computed by applying the statutory federal income tax rate to income before income taxes is summarized as follows:

(Dollar amounts in thousands)             1997           1996         1995
--------------------------------------------------------------------------------
Federal income taxes computed at the
   statutory rate                        $  8,486      $   7,747    $   6,454
Add (deduct) tax effect of:
Nontaxable income from tax-exempt
   investments and loans                   (3,081)        (2,228)      (2,355)
State tax, net of federal benefit           1,180          1,110        1,067
Investment tax credit                        (491)          (280)        (280)
Other, net                                     52           (186)          72
                                         --------      ---------    ---------
                                           (2,340)        (1,584)      (1,496)
                                         --------      ---------    ---------
         TOTAL                           $  6,146      $   6,163    $   4,958
                                         ========      =========    =========

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1997 and 1996, are as follows:

(Dollar amounts in thousands)                           1997         1996
--------------------------------------------------------------------------------
Deferred tax assets:
   Loans, principally the allowance for loan losses     $  5,472     $  4,359
   Deferred compensation                                     570          551
   Compensated absences, principally due to accrual
     for financial reporting purposes                        267          251
   Other                                                     428          298
                                                        --------     --------
         Total gross deferred tax assets                $  6,737     $  5,459
                                                        --------     --------


Deferred tax liabilities:
   Unrealized gains on available-for-sale securities                                   (4,464)      (3,120)
   Premises and equipment, principally due to differences in depreciation              (1,168)        (942)
   Lease financing, principally due to basis differences between tax
     and financial reporting                                                             (301)        (311)
   Pensions, principally due to amounts that are nondeductible until paid                (662)        (567)
   Other                                                                                 (227)        (315)
                                                                                      -------      -------
        Total gross deferred liabilities                                               (6,822)      (5,255)
                                                                                      -------      -------
        Net deferred tax assets (liabilities)                                         $   (85)     $   204
                                                                                      =======      =======

11.  SHAREHOLDERS EQUITY:

     At December 31, 1997 and 1996, approximately $38.6 million and $29.7 million, respectively, of undistributed earnings of the subsidiary banks, included in consolidated retained earnings, were available for distribution to the parent company as dividends without regulatory approval. In practice, the Corporation further limits dividends to maintain adequate capital.

     The Corporation's Board of Directors approved a 5% stock dividend on December 16, 1997, payable on January 23, 1998, to shareholders of record on January 9, 1998. All previously reported share and per share information has been restated.

12.  COMMITMENTS AND CONTINGENCIES:

     In the normal course of business, the Corporation is subject to various claims and other pending and possible legal actions. Management believes that the results of these claims and possible legal actions will not have a material adverse effect on the Corporation's financial position or results of operations.

13.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

     The Corporation grants loans to customers primarily in west central Indiana and east central Illinois. Substantially all loans are collateralized by specific items including accounts receivable; inventory; property, plant and equipment; consumer assets; residential and commercial real estate and income-producing commercial properties.

     The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include conditional commitments and standby letters of credit. The financial instruments involve to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the financial statements. The Corporation's maximum exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans is limited generally by the contractual amount of those instruments. The Corporation follows the same credit policy to make such commitments as is followed for those loans recorded in the consolidated financial statements.

     The Corporation had unused lines of credit of $122.8 million and $121.7 million and commitments to extend credit of $3.9 million and $3.7 million as of December 31, 1997 and 1996, respectively. In addition, the Corporation had outstanding commitments of $2.5 million and $1.9 million under standby letters of credit as of December 31, 1997 and 1996, respectively. The fair values of the Corporation's off-balance-sheet financial instruments at December 31, 1997 and 1996 were immaterial.

14.  RETIREMENT PLANS:

     Substantially all employees of the Corporation are covered by a retirement program that consists of a defined benefit plan and an employee stock ownership plan (ESOP). Benefits under the defined benefit plan are actuarially determined based on an employee's service and compensation, as defined, and funded as necessary.

     Assets in the ESOP are considered in calculating the funding to the defined benefit plan required to provide such benefits. Any shortfall of benefits under the ESOP are to be provided by the defined benefit plan. The ESOP may provide benefits beyond those determined under the defined benefit plan. Contributions to the ESOP are determined by the Corporation's Board of Directors. The Corporation made contributions to the defined benefit plan of $109 thousand, $623 thousand and none in 1997, 1996 and 1995, respectively. The Corporation contributed $726 thousand, $600 thousand and $525 thousand to the ESOP in 1997, 1996 and 1995, respectively.

Pension expense included the following components:

(Dollar amounts in thousands)                                                   1997           1996         1995
---------------------------------------------------------------------------------------------------------------------
    Service cost - benefits earned                                              $  1,222      $   957      $    765
    Interest cost on projected benefit obligation                                  1,527          870           777
    Actual (return) loss on plan assets                                           (9,913)      (2,895)       (1,252)
    Net amortization and deferral                                                  8,371        1,740           240
                                                                                --------      -------      --------
         Total pension expense                                                  $  1,207      $   672      $    530
                                                                                ========      =======      ========


The information below sets forth the funded status of the Corporation's retirement program. Actuarial present value of benefits is based on service to date and present pay levels.

                                                                                           December 31,
                                                                                -------------------------------------
(Dollar amounts in thousands)                                                   1997                        1996
---------------------------------------------------------------------------------------------------------------------
    Vested                                                                     $  27,714                  $   9,091
    Nonvested                                                                        101                        487
                                                                               ---------                  ---------
    Accumulated benefits obligation                                               27,815                      9,578

    Additional amounts related to projected pay increases                          1,762                      3,729
                                                                               ---------                  ---------
    Total projected benefit obligation                                            29,577                  $  13,307
    Assets at fair value, consisting primarily
         of the Corporation's common stock                                     $  29,562                  $  18,847
                                                                               ---------                  ---------
    Excess (deficiency) of assets over projected benefits                            (15)                     5,540

    Unrecognized net (gain) loss                                                   2,126                     (3,522)
    Unrecognized prior service cost                                                   79                         95
    Unrecognized net transition asset                                               (522)                      (697)
                                                                               ---------                  ---------
    Prepaid pension asset recognized in the
         statement of condition                                                    1,668                  $   1,416
                                                                               =========                  =========
     Principal assumptions used:
         Discount rate                                                              7.00%                      7.50%
                                                                               =========                  =========
         Rate of increase in compensation levels                                    7.00%                      7.50%
                                                                               =========                  =========
         Expected long-term rate of return on plan assets                           8.00%                      7.00%
                                                                               =========                  =========



The Corporation also provides medical benefits to its employees subsequent to their retirement. Accrued postretirement benefits as of December 31, 1997 and 1996 are as follows:

                                                                                           December 31,
                                                                                -------------------------------------
(Dollar amounts in thousands)                                                   1997                        1996
---------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation (APBO):

    Retirees                                                                    $  1,602                  $   1,607
    Active employees fully eligible to retire and receive benefits                   137                         46
    Active employees not fully eligible                                              713                        778
                                                                                --------                  ---------
      Total APBO                                                                   2,452                      2,431
Unamortized transition obligation                                                 (1,743)                    (1,843)
                                                                                --------                  ---------
     Accrued postemployment benefit liability                                   $    709                  $     588
                                                                                ========                  =========
Net periodic postretirement benefit cost for 1997 included the following components:
Service cost - benefits attributed to service during the period                 $     41                  $      50
Interest cost on accumulated postretirement benefit obligation                       166                        168
Amortization of transition obligation over 20 years                                   86                        102
                                                                                 --------                  --------
    Net periodic postretirement benefit cost                                    $    293                   $    320
                                                                                =========                  ========


The assumed discount rate used in determining the accumulated postretirement benefit was 7.0% and the assumed medical care cost trend rate was 4.5%.

15.  PENDING MERGER:

     In December 1997, the Corporation reached an agreement to merge with Morris Plan Company of Terre Haute, Inc., whose assets total approximately $38 million. The merger, which will involve an exchange of common stock, is expected to be completed in the first quarter of 1998, subject to customary closing conditions, including regulatory approvals.



16.  REGULATORY MATTERS:

     The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios of Total and Tier I Capital to risk-weighted assets, and of Tier I Capital to average assets. Management believes, as of December 31, 1997 and 1996, that the Corporation meets all capital adequacy requirements to which it is subject.

     As of December 31, 1997, the most recent notification from the respective regulatory agencies categorized the Corporation and its subsidiary banks as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Corporation must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Corporation's category.


                                                                                 To Be Well Capitalized
                                                             For Capital        Under Prompt Corrective
                                        Actual            Adequacy Purposes         Action Provisions
                                    ---------------      ------------------   -------------------------
(Dollar amounts in thousands)       Amount    Ratio      Amount       Ratio    Amount      Ratio
-------------------------------------------------------------------------------------------------------
   AS OF DECEMBER 31, 1997
     Total Capital
       (to Risk-Weighted Assets)   $171,624   17.10%   > $80,270    > 8.0%  >  $100,338    >   10.0%
                                                       -            -       -              -
     Tier I Capital
       (to Risk-Weighted Assets)    158,626   15.81%   >  40,135    > 4.0%  >    60,203    >    6.0%
                                                       -            -       -              -
     Tier I Capital
       (to Average Assets)          158,626    9.73%   >  65,230    > 4.0%  >    81,537    >    5.0%
                                                       -            -       -              -
   AS OF DECEMBER 31, 1996
     Total Capital
       (to Risk-Weighted Assets)   $155,852   16.00%   > $77,908    > 8.0%  >   $97,385    >   10.0%
                                                       -            -       -              -
     Tier I Capital
       (to Risk-Weighted Assets)    145,096   14.90%   >  38,954    > 4.0%  >    58,431    >    6.0%
                                                       -            -       -              -
     Tier I Capital
       (to Average Assets)          145,096    9.35%   >  62,105    > 4.0%  >    77,632    >    5.0%
                                                       -            -       -              -

17.  PARENT COMPANY CONDENSED FINANCIAL STATEMENTS:

     The parent company's condensed balance sheets as of December 31, 1997 and 1996, and the related condensed statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1997, are as follows:

BALANCE SHEETS

                                                                                               December 31,
                                                                              -------------------------------------
(Dollar amounts in thousands)                                                    1997                      1996
-------------------------------------------------------------------------------------------------------------------
ASSETS
   Cash deposits in affiliated banks                                           $    3,590                $    2,537
   Investments in bank subsidiaries                                               160,943                   147,192
   Land and headquarters building, net                                              7,238                     7,402
   Other                                                                            5,551                     4,466
                                                                               ----------                ----------
             TOTAL ASSETS                                                      $  177,322                $  161,597
                                                                               ==========                ==========
LIABILITIES AND SHAREHOLDERS EQUITY
LIABILITIES:
  Long-term borrowings                                                         $    7,224                $    7,340
  Dividends payable                                                                 2,740                     2,338
  Other liabilities                                                                 1,878                     1,542
                                                                               ----------                ----------
             TOTAL LIABILITIES                                                     11,842                    11,220
                                                                               ----------                ----------

SHAREHOLDERS' EQUITY:
   Common stock                                                                       877                       835
   Additional capital                                                              59,787                    43,761
   Retained earnings                                                               98,046                   101,093
   Unrealized gains on available-for-sale securities
     of bank subsidiaries, net of taxes                                             6,770                     4,688
                                                                               ----------                ----------
       TOTAL SHAREHOLDERS EQUITY                                                  165,480                   150,377
                                                                               ----------                ----------
       TOTAL LIABILITIES AND SHAREHOLDERS EQUITY                               $  177,322                $  161,597
                                                                               ==========                ==========

STATEMENTS OF INCOME AND RETAINED EARNINGS
                                                                                         Year Ended December 31,
                                                                              ------------------------------------------
(Dollar amounts in thousands)                                                    1997          1996            1995
------------------------------------------------------------------------------------------------------------------------
Income:
   Dividends from bank subsidiaries                                             $    6,431     $    5,008    $    5,383
   Other income                                                                        933            861           848
                                                                                ----------     ----------    ----------
       Total income                                                                  7,364          5,869         6,231

Expenses:
   Interest on long-term borrowings                                                    355            354           460
   Other operating expenses                                                          1,498          1,254           765
                                                                                ----------     ----------    ----------
   Total operating expenses                                                          1,853          1,608         1,225
                                                                                ----------     ----------    ----------

     Income before income taxes and equity
       in undistributed earnings of bank subsidiaries                                5,511          4,261         5,006
   Income tax credit                                                                   457            329            97
                                                                                ----------     ----------    ----------
     Income before equity in undistributed
       earnings of bank subsidiaries                                                 5,968          4,590         5,103
Equity in undistributed earnings of bank subsidiaries                               12,132         11,381         8,794
                                                                                ----------     ----------    ----------
  Net income                                                                        18,100         15,971        13,897
Retained earnings at beginning of year                                             101,093         98,625        95,968
                                                                                ----------     ----------    ----------
                                                                                   119,193        114,596       109,865
Cash dividends                                                                      (5,079)        (4,290)       (3,554)
Stock dividends                                                                    (16,068)        (9,213)       (7,686)
                                                                                ----------     ----------    ----------
Retained earnings at end of year                                                $   98,046     $  101,093    $   98,625
                                                                                ==========     ==========    ==========


STATEMENTS OF CASH FLOWS                                                               Years Ended December 31,
                                                                              -------------------------------------------
(Dollar amounts in thousands)                                                    1997          1996            1995
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                      $  18,100     $ 15,971      $ 13,897
Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation                                                                   171          171           165
       Equity in undistributed earnings of bank subsidiaries                      (12,132)     (11,381)       (8,794)
       Increase (decrease) in other liabilities                                       (11)        (965)          540
       (Increase) decrease in other assets                                           (282)          22             5
                                                                                ---------       --------     --------
          NET CASH PROVIDED BY OPERATING ACTIVITIES                                 5,846        3,818         5,813

CASH FLOWS FROM FINANCING ACTIVITIES:
   Principal payments on long-term borrowings                                        (116)        (117)         (914)
   Proceeds from reissuance of treasury stock                                           -           600          525
   Purchase of treasury stock                                                           -          (131)      (1,855)
   Dividends paid                                                                  (4,677)       (3,721)      (3,489)
                                                                                ---------       --------     --------
          NET CASH USED BY FINANCING ACTIVITIES                                    (4,793)        (3,369)      (5,733)
                                                                                ---------       --------     --------
          NET INCREASE IN CASH                                                      1,053            449           80
         CASH, BEGINNING OF YEAR                                                    2,537          2,088        2,008
                                                                                ---------       --------     --------
         CASH, END OF YEAR                                                      $   3,590       $  2,537     $  2,088
                                                                                =========       ========     ========

   Supplemental disclosures of cash flow information:
      Cash paid during the year for:
         Interest                                                               $     360       $    368     $    458
                                                                                =========       ========     ========
        Income taxes                                                            $   7,367       $  6,974     $  5,577
                                                                                =========       ========     ========


Responsibility for Financial Statements


To the Shareholders and Board of Directors of First Financial Corporation:

     The management of First Financial Corporation has prepared and is responsible for the preparation and accuracy of the financial statements and other information included in this report. The financial statements have been prepared in accordance with generally accepted accounting principles and where appropriate, include amounts based on judgments and estimates by management.

     To fulfill its responsibility, the Corporation maintains and continues to refine a system of internal accounting controls and procedures to provide reasonable assurance that (i) the Corporation's assets are safeguarded; (ii) transactions are executed in accordance with proper management authorization; and (iii) financial records are reliable for the preparation of financial statements. The design, monitoring and revision of internal accounting control systems involve, among other things, management judgments with respect to the relative costs and expected benefits of such control procedures.

     Management assessed First Financial Corporation's internal control structure over financial reporting as of December 31, 1997. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control -- Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that the Corporation maintained an effective internal control structure over financial reporting as of December 31, 1997.

     Coopers & Lybrand L.L.P. performs an independent audit of the Corporation's financial statements for the purpose of determining that such statements are presented in conformity with generally accepted accounting principles and their report appears below. The independent accountants are appointed based upon recommendations by the Examining and Trust Audit Committee and approved by the Board of Directors.

     The Examining and Trust Audit Committee of the Board of Directors, composed of three independent directors, meets periodically with the Corporation's management and the independent accountants to discuss the audit scope and findings as well as address internal control systems and financial reporting matters. The independent accountants have direct access to the Examining and Trust Audit Committee.

/s/ Donald E. Smith                             /s/ Michael A. Carty

Donald E. Smith                                 Michael A. Carty
President & Chief Executive Officer             Treasurer



Report of Independent Accountants


     We have audited the accompanying consolidated balance sheets of First Financial Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Financial Corporation and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.


Indianapolis, Indiana
January 23, 1998

Management's Discussion and Analysis


Management's discussion and analysis reviews the financial condition of First Financial Corporation at December 31, 1997 and 1996, and the results of its operations for the three years ended December 31, 1997. Where appropriate, factors that may affect future financial performance are also discussed. The discussion should be read in conjunction with the accompanying consolidated financial statements, related footnotes and selected financial data.

Forward-looking statements contained in the following discussion are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond the Corporation's control and are subject to change. These uncertainties can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements in this discussion.

First Financial Corporation (the Corporation) is a multi-bank holding company. The Corporation, which is headquartered in Terre Haute, Indiana, offers a wide variety of financial services including commercial and consumer lending, lease financing, trust account services and depositor services through its eight subsidiaries. The Corporation's principal subsidiary is Terre Haute First National Bank (Terre Haute First) located in Vigo County. The Corporation's other seven wholly-owned bank subsidiaries are First State Bank of Clay County, Indiana (First State), First Citizens State Bank of Newport, Indiana (Citizens), First Farmers State Bank of Sullivan, Indiana (Farmers), First Ridge Farm State Bank of Ridge Farm, Illinois (Ridge Farm), First Parke State Bank of Rockville, Indiana (Parke), First National Bank of Marshall, Illinois (Marshall), and First Crawford State Bank of Robinson, Illinois (Crawford). At the close of business in 1997 the Corporation and its subsidiaries had 694 full time equivalent employees.

Terre Haute First is the largest bank in Vigo County. It operates ten full-service banking branches within the county. In addition to its branches, it has a main office in downtown Terre Haute and a 50,000-square-foot commercial building on South Third Street in Terre Haute, which serves as the Corporation's operations center and provides additional office space.

First State has five branch locations in Clay County, a county contiguous to Vigo County. Citizens has three branches, all of which are located in Vermillion County, a county contiguous to Vigo County. Farmers has six branches of which five are located in Sullivan County and one in Greene County. Sullivan County is contiguous to Vigo County. Ridge Farm has one branch and is located in Vermilion County, Illinois. Parke has four branches in Parke County, a county contiguous to Vigo County. Marshall has one branch and is located in Clark County, Illinois, a county contiguous to Vigo County. Crawford has two branches in Crawford County, Illinois, and one branch in Lawrence County, Illinois.

Terre Haute First faces competition from other financial institutions in Vigo County. These competitors include three commercial banks, a mutual savings bank and other financial institutions, including consumer finance companies, brokerage firms and credit unions. The seven other bank subsidiaries have similar competition in their primary market areas. The number of competitors of each subsidiary is as follows:

    - FIRST STATE -- Three commercial banks, two credit unions and one brokerage firm in Clay County, Indiana.

    - CITIZENS -- Three commercial banks, two credit unions and one brokerage firm in Vermillion County, Indiana.

    - FARMERS -- Two commercial banks and one brokerage firm in Sullivan County, Indiana, and three commercial banks and one savings and loan in Greene County, Indiana.

    - PARKE -- Two commercial banks, five credit unions and two brokerage firms in Parke County, Indiana.

    - RIDGE FARM -- Four commercial banks, three savings and loan, ten credit unions and four brokerage firms in Vermilion County, Illinois.

    - MARSHALL -- Three commercial banks and one savings and loan in Clark County, Illinois.

    - CRAWFORD -- Four commercial banks, two credit unions and four brokerage firms in Crawford County, Illinois, and five commercial banks and one savings and loan in Lawrence County, Illinois.

The Corporation's business activities are centered in west central Indiana and east central Illinois. The Corporation has no foreign activities other than periodically investing available funds in time deposits held in foreign branches of domestic banks.

Results of Operations -- Summary for 1997

     Net income for 1997 was $18.1 million or $2.58 per share. The increased earnings over 1996 net income of $16.0 million or $2.28 per share were primarily the result of improved net interest income and non-interest income while maintaining non-interest expense at almost the same level as 1996.

     The primary components of income and expense affecting net income are discussed in the following analysis.

NET INTEREST INCOME

     The principal source of the Corporation's earnings is net interest income, which represents the difference between interest earned on loans and investments and the interest cost associated with deposits and other sources of funding.

     Total average interest-earning assets increased to $1,534.9 million in 1997 from $1,451.3 million in 1996 and the yield on these assets increased to 8.28% in 1997 from 8.25% in 1996. Total average interest-bearing liabilities amounted to $1,329.5 million in 1997 compared to $1,263.9 million in 1996, and the yield on these interest-bearing liabilities increased to 4.67% in 1997 from 4.57% in 1996.

     On a tax equivalent basis, net interest income increased $3.1 million from $61.9 million in 1996 to $65.0 million in 1997. Net interest margin decreased from 4.27% in 1996 to 4.24% in 1997. This decrease is primarily the result of higher costs for interest-bearing liabilities.

     The following table sets forth the components of net interest income due to changes in volume and rate. The table information compares 1997 to 1996 and 1996 to 1995.


                                          1997 Compared to 1996                          1996 Compared to 1995
                                        Increase (Decrease) Due to                     Increase (Decrease) Due to
                                -------------------------------------------   -------------------------------------------
                                                       Volume/                                         Volume/
(Dollar amounts in thousands)   Volume       Rate       Rate       Total      Volume        Rate        Rate        Total
-------------------------------------------------------------------------------------------------------------------------
Interest earned on
 interest-earning assets:
   Loans (1)                    $5,987       $(647)     $  (49)    $5,291      $  388      $1,057       $   5      $1,450
   Taxable investment
       securities                1,133         218           8      1,359       8,698         183          77       8,958
   Tax-exempt
       investment
       securities (1)              528         503          26      1,057        (803)        115          (8)       (696)
   Federal funds sold             (325)         (4)          3       (326)       (483)        (14)          7        (490)
   Interest-bearing
       deposits:
       Domestic                    (31)          8          (4)       (27)          4          14           1          19
                                ------       -----      ------     ------      ------      ------       -----      ------
Total interest income           $7,292       $  78      $  (16)    $7,354      $7,804      $1,355       $  82      $9,241
                                ------       -----      ------     ------      ------      ------       -----      ------

Interest paid on
 interest-bearing liabilities:
   Savings deposits               (331)       (501)         16       (816)        291        (509)        (14)       (232)
   Time deposits                   843         270           6      1,119       1,447      (1,119)        (46)        282
   Federal funds purchased
       and securities sold
       under agreement to
       repurchase                  911          41          22        974        (699)        (67)         19        (747)
     Other                       2,678         243          64      2,985       5,181        (431)       (387)      4,363
                                ------       -----      ------     ------      ------      ------       -----      ------
Total interest expense           4,101          53         108      4,262       6,220      (2,126)       (428)      3,666
                                ------       -----      ------     ------      ------      ------       -----      ------
Net interest income             $3,191       $  25      $ (124)    $3,092      $1,584      $3,481       $ 510      $5,575
                                ======       =====      ======     ======      ======      ======       =====      ======


  (1) Changes in interest income include the effect of tax equivalent adjustments using a federal tax rate of 35%.

PROVISION FOR LOAN LOSSES

     The provision for loan losses is established by charging current earnings with an amount which will maintain the allowance for loan losses at a level sufficient to provide for losses in the Corporation's loan portfolio. Management considers several factors in determining the provision, including loss experience, changes in the composition of the portfolio, the financial condition of borrowers, economic trends, and general economic conditions. The provision for loan losses totaled $5.4 million for 1997 as compared to $4.5 million for 1996. This increase reflects the increased lending activity of the Corporation and general concern for the relatively high levels of debt held by consumers.

     Net charge-offs for 1997 decreased to $2.6 million from $4.3 million in 1996. At December 31, 1997, the resulting allowance for loan losses was $13.5 million or 1.34% of total loans, net of unearned income. A year earlier the allowance was $10.8 million or 1.17% of total loans.

OTHER INCOME

     Other income increased significantly in 1997 to $9.0 million from $7.8 million earned in 1996. Most components of other income increased in 1997 compared to the same period in 1996. Trust department income, other service charges and fees, investment securities gains and all other income increased $176 thousand, $568 thousand, $253 thousand and $202 thousand, respectively. These increases are the result of a focused effort to increase fee-based income.

OTHER EXPENSES

     Other expenses totaled $39.6 million for 1997 compared to $39.3 million for 1996. This represents an increase of $349 thousand or 0.9% for 1997. Salaries and related benefits, the largest component of this group, increased from $21.2 million to $22.0 million or 3.9%. Equipment expense increased $318 thousand with the conversion to an internal data processing system from a facilities management agreement with an external vendor. The increase in equipment expense was offset by a decrease in data processing expense by $656 thousand. This minor increase in other expenses helped to reduce the Corporation's efficiency ratio to 53.6% for 1997 from 56.1% for 1996.

INCOME TAXES

     The Corporation's federal income tax provision was $4.3 million in 1997 compared to a provision of $4.5 million in 1996. The overall effective tax rate in 1997 of 25.3% compares to a 1996 effective rate of 27.8%.

COMPARISON OF 1996 TO 1995

     Net income for 1996 was $16.0 million or $2.28 per share compared to $13.9 million in 1995 or $1.98 per share. This increased income was primarily the result of improved net interest income and a reduction in FDIC insurance expense by $1.2 million and data processing expenses by $1.2 million.

     Net interest income increased $5.8 million in 1996 as compared to 1995. The improved net interest income resulted primarily from higher net yields. Net yield on interest-earning assets was 4.27% for 1996 and 4.20% for 1995.

Financial Condition -- Summary
The Corporation's total assets increased to a record $1,635 million at December 31, 1997, up from $1,620 million a year earlier. Loans, net of unearned income, increased by $87.0 million, to $1,006 million. The increase in loans was primarily funded by deposits and advances from the Federal Home Loan Bank. Advances from the Federal Home Loan Bank at December 31, 1997, were $198.3 million, of which $167.7 million represents short-term obligations. Total shareholders' equity at December 31, 1997, was $165.5 million compared to $150.4 million a year earlier. Following is an analysis of the components of the Corporation's balance sheet. Information describing the components of the Corporation's investment securities, the market value, maturities and weighted average yields of the investments is included in Note 4 of the notes to the consolidated financial statements.

LOAN PORTFOLIO

     Loans outstanding by major category as of December 31 for each of the last five years and the maturities and interest sensitivity of the loans outstanding as of December 31, 1997, are set forth in the following analysis.

  (Dollar amounts in thousands)                        1997        1996       1995         1994          1993
--------------------------------------------------------------------------------------------------------------------------
     LOAN CATEGORY

     Commercial, financial and agricultural       $    229,855    $197,449    $180,858     $174,371     $165,501
     Real estate - construction                         23,734      22,629      22,882       21,428       18,404
     Real estate - mortgage                            561,466     508,010     460,060      455,673      430,699
     Installment                                       188,552     188,670     213,696      203,689      179,346
     Lease financing                                     3,271       3,284       4,151        5,259        7,121
                                                  ------------    --------    --------     --------     --------
           TOTAL                                  $  1,006,878    $920,042    $881,647     $860,420     $801,071
                                                  ============    ========    ========    =========     ========

                                                                              After One
                                                                    Within   But Within    After Five
  (Dollars amounts in thousands)                                   One Year   Five Years      Years      Total
--------------------------------------------------------------------------------------------------------------------------
     MATURITY DISTRIBUTION

     Commercial, financial and agricultural                       $168,168    $ 49,729     $ 11,958     $229,855
     Real estate - construction                                     13,033       6,559        4,142       23,734
                                                                  --------    --------      --------     -------
             TOTAL                                                $181,201    $ 56,288     $ 16,100     $253,589
                                                                  ========    ========     ========     ========

     Real estate - mortgage                                                                               561,466
     Installment                                                                                          188,552
     Lease financing                                                                                        3,271
                                                                                                       ----------
              TOTAL                                                                                    $1,006,878
                                                                                                       ==========

     Loans maturing after one year with:

       Fixed interest rates                                                   $  28,893    $   14,367
       Variable interest rates                                                   27,395         1,733
                                                                              ---------    ----------
              TOTAL                                                           $  56,288    $   16,100
                                                                              =========    ==========

ALLOWANCE FOR LOAN LOSSES

   The activity in the Corporation's allowance for loan losses is shown in the following analysis:


(Dollar amounts in thousands)                          1997             1996        1995         1994           1993
-----------------------------------------------------------------------------------------------------------------------
   Amount of loans outstanding
       at December 31,                                $1,006,878       $920,042     $881,647     $860,420      $801,071
                                                      ==========       ========     ========     ========      ========
   Average amount of loans by year                    $  953,008       $885,964     $881,559     $823,983      $752,712
                                                      ==========       ========     ========     ========      ========
   Allowance for loan losses
       at beginning of year                           $   10,756       $ 10,616     $ 10,536     $ 10,024      $ 10,735
   Loans charged off:
       Commercial, financial and agricultural                487          2,577        1,364        1,578         1,471
       Real estate - mortgage                                596            207          293          150         1,442
       Installment                                         2,732          2,615        2,016        1,422         1,251
       Leasing                                                 -              2          148            2           103
                                                      ----------       --------     --------     --------      --------
         Total loans charged off                           3,815          5,401        3,821        3,152         4,267
                                                      ----------       --------     --------     --------      --------

   Recoveries of loans previously charged off:
       Commercial, financial and agricultural                260            426          727          460           484
       Real estate - mortgage                                163            147          138          131            99
       Installment                                           747            500          466          390           332
       Leasing                                                10              7            7            9            27
                                                      ----------       --------     --------     --------      --------
         Total recoveries                                  1,180          1,080        1,338          990           942
                                                      ----------       --------     --------     --------      --------

   Net loans charged off                                   2,635          4,321        2,483        2,162         3,325
   Provision charged to expense                            5,382          4,461        2,563        2,674         2,614
                                                      ----------       --------     --------     --------      --------
   Balance at end of year                             $   13,503       $ 10,756     $ 10,616     $ 10,536      $ 10,024
                                                      ==========       ========     ========     ========      ========

   Ratio of net charge-offs during period
       to average loans outstanding                         .28%           .49%         .28%         .26%           .44%
                                                      ==========       ========     ========     ========      ========


   Management anticipates $1.6 million of commercial, financial and agricultural loans, $328 thousand of real estate-mortgage loans, $1.7 million of installment loans, and $5 thousand of leases will be charged off for 1998. The remaining $9.9 million or 73% of the allowance will be available for losses resulting from unforeseen circumstances.

\
UNDER-PERFORMING LOANS

    Management monitors the components and status of under-performing loans as a part of the evaluation procedures used in determining the adequacy of the allowance for possible loan losses. It is the Corporation's policy to discontinue the accrual of interest on loans where, in management's opinion, serious doubt exists as to collectibility. The amounts shown below represent non-accrual loans, loans which have been restructured to provide for a reduction or deferral of interest or principal because of deterioration in the financial condition of the borrower and those loans which are past due more than 90 days where the Corporation continues to accrue interest. The interest income for non-accrual and restructured loans that would have been recorded in 1997, 1996 and 1995, under the original terms of the loans is $377 thousand, $263 thousand and $333 thousand, respectively. The Corporation recorded interest income on such loans in the amounts of $135 thousand, $152 thousand and $63 thousand for 1997, 1996 and 1995, respectively.

(Dollar amounts in thousands)                                  1997          1996        1995          1994       1993
-----------------------------------------------------------------------------------------------------------------------
    Non-accrual loans                                          $3,866       $2,504      $3,130        $3,593     $2,998
    Restructured loans                                             17           34         185           217      1,259
                                                               ------       ------      ------        ------     ------
                                                                3,883        2,538       3,315         3,810      4,257
    Accruing loans past due                                     4,384        5,296       5,809         2,287      1,385
                                                               ------       ------      ------        ------     ------
                                                               $8,267       $7,834      $9,124        $6,097     $5,642
                                                               ======       ======      ======        ======     ======

    The ratio of the allowance for loan losses as a percentage of under-performing loans was 163% at December 31, 1997, compared to 137% in 1996. This increase is the result of a decrease in the amount of loans past due 90 days or more and an increase in the allowance for loan losses which resulted primarily from a decrease in net loans charged off for 1997.

    The following loan categories comprise significant components of the non-performing loans at December 31, 1997:



(Dollar amounts in thousands)
-----------------------------------------------------------------------------------------------------------------------
    Non-accrual loans:
    1-4 family residential                                                                           $   728        19%
    Commercial loans                                                                                   1,622        42
    Installment loans                                                                                    872        23
    Other, various                                                                                       644        16
                                                                                                     -------       ---
                                                                                                       3,866       100%
                                                                                                     =======       ===
    Past due 90 days or more:
    1-4 family residential                                                                           $ 2,785        64%
    Commercial loans                                                                                     112         3
    Installment loans                                                                                    851        19
    Other, various                                                                                       636        14
                                                                                                     -------       ---
                                                                                                     $ 4,384       100%
                                                                                                     =======       ====

    There are no material concentrations by industry within the under-performing loans.

    In addition to the above under-performing loans, certain loans are felt by management to be impaired for reasons other than current repayment status. Such reasons may include, but not be limited to previous payment history, bankruptcy proceedings, industry concerns, or information related to a specific borrower that may result in a negative future event to that borrower. At December 31, 1997 the Corporation had $439 thousand of doubtful loans which are still in accrual status.

Financial Condition -- Summary
(continued)

DEPOSITS

   Total deposits increased to $1,194.5 million at December 31, 1997, from $1,175.2 million at December 31, 1996. The Corporation experienced a fluctuation between deposit types due to a rate-sensitive market environment.

   The information below presents the average amount of deposits and rates paid on those deposits for 1997, 1996 and 1995.



                                                       1997                      1996                   1995
                                             -------------------------------------------------------------------------
(Dollar amounts in thousands)                  Amount        Rate          Amount    Rate      Amount          Rate
----------------------------------------------------------------------------------------------------------------------
   Non-interest-bearing
     demand deposits                        $    127,924                 $  134,303            $  128,172
   Interest-bearing demand deposits              278,898     2.40%          282,331   2.59%       264,305        2.73%
    Savings  deposits                            109,587     2.46%          119,167   2.44%       126,319        2.56%
   Time deposits:
     $100,000 or more                            191,953     5.65%          229,338   5.45%       160,125        5.71%
     Other time deposits                         478,381     5.44%          425,563   5.47%       469,117        5.61%
                                            ------------                 ----------            ----------
       TOTAL                                $  1,186,743                 $1,190,702            $1,148,038
                                            ============                 ==========            ==========

   The maturities of certificates of deposit of $100 thousand or more outstanding at December 31, 1997, are summarized as follows (in thousands of dollars):

                    3 months or less                       $   50,292
                    Over 3 through 6 months                    35,323
                    Over 6 through 12 months                   29,577
                    Over 12 months                             80,295
                                                           ----------
                          TOTAL                            $  195,487
                                                           ==========

SHORT-TERM BORROWINGS

   A summary of the carrying value of the Corporation's short-term borrowings at December 31, 1997, 1996 and 1995 is presented below:



(Dollar amounts in thousands)                                                    1997             1996           1995
-----------------------------------------------------------------------------------------------------------------------
   Federal funds purchased                                                     $  24,850       $  38,130      $  51,800
   Securities sold under agreements to repurchase                                 22,165          24,286         17,861
   Advances from Federal Home Loan Bank                                          167,680         140,244         95,296
   Other short-term borrowings                                                     4,282           5,131          3,872
                                                                               ---------        --------       --------
                                                                               $ 218,977        $207,791       $168,829
                                                                               =========        ========       ========




   Federal funds purchased amounted to $24.9 million in 1997 compared to $38.1 million in 1996. Securities sold under agreements to repurchase decreased slightly by $2.1 million in 1997 from the same period in 1996.

   Advances from the Federal Home Loan Bank increased to $167.7 million in 1997 compared to $140.2 million in 1996. The major reasons for the increase were temporary liquidity requirements and the arbitrage of several investments with these funds. The difference between the investment yield and borrowing rate provided a positive return to the Corporation. The difference in spread was either matched in index (LIBOR) or the Corporation assumed basis and/or option risk. With its increase in capital, the Corporation chose to add more leverage to the balance sheet and increase net interest income. This strategy was primarily implemented in the fourth quarter of 1995 and continued in 1996 and 1997. As of December 31, 1997, the total investments in such programs totaled $75.9 million. The Asset/Liability Committee reviews these investments and considers the related strategies on a weekly basis. See Interest Rate Sensitivity and Liquidity on the following page for more information.

     The amounts and interest rates related to federal funds purchased and securities sold under agreements to repurchase are presented below:



(Dollar amounts in thousands)                        1996     1995     1997
--------------------------------------------------------------------------------
     Average amount outstanding                  $  46,907  $ 30,476  $ 42,741
     Maximum amount outstanding at a month end      74,774    72,733    71,267
     Average interest rate during year                5.68%     5.54%     5.75%
     Interest rate at year end                        6.00%     6.25%     6.00%



Capital Resources

     As of December 31, 1997, the Corporation's shareholders' equity was $165.5 million, an increase of 10.0% from the 1996 level of $150.4 million. Bank regulatory agencies have established capital adequacy standards which are used extensively in their monitoring and control of the industry. These standards relate capital to level of risk by assigning different weightings to assets and certain off-balance-sheet activity. As shown in the footnote to the Consolidated Financial Statements ("Regulatory Matters"), the Corporation's capital exceeds the requirements to be considered well capitalized at December 31, 1997.

     First Financial Corporation's objective continues to be to maintain adequate capital to merit the confidence of its customers and shareholders. To warrant this confidence, the Corporation's management maintains a capital position which they believe is sufficient to absorb unforeseen financial shocks without unnecessarily restricting dividends to its shareholders. The Corporation's dividend payout ratio for 1997 and 1996 was 28.1% and 26.9%, respectively. The Corporation expects to continue its policy of paying regular cash dividends, subject to future earnings and regulatory restrictions and capital requirements.

Interest Rate Sensitivity and Liquidity

     First Financial Corporation charges the eight subsidiary banks with monitoring and managing their individual sensitivity to fluctuations in interest rates and assuring that they have adequate liquidity to meet loan and deposit demand or any potential unexpected deposit withdrawals. This function is facilitated by the Asset/Liability Committee. The primary goal of the committee is to maximize net interest income within the interest rate risk limits approved by the Board of Directors. This goal is accomplished through management of the subsidiary banks' balance sheet liquidity and interest rate risk exposures due to the changes in economic conditions and interest rate levels.

     INTEREST RATE RISK

     Management considers interest rate risk to be the Corporation's most significant market risk. Interest rate risk is the exposure to changes in net interest income as a result of changes in interest rates. Consistency in the Corporation's net income is largely dependent on the effective management of this risk.

     The Committee reviews a series of monthly reports to ensure that performance objectives are being met. The Committee monitors and controls interest rate risk through earnings simulation. Simulation modeling measures the effects of changes in interest rates, changes in the shape of the yield curve, and changes in prepayment speeds on net interest income. The primary measure of Interest Rate Risk is "Earnings at Risk." This measure projects the earnings effect of various rate movements over the next three years on net interest income. It is important to note that measures of interest rate risk have limitations and are dependent upon certain assumptions. These assumptions are inherently uncertain and, as a result, the model cannot precisely predict the impact of interest rate fluctuations on net interest income. Actual results will differ from simulated results due to timing, frequency and amount of interest rate changes as well as overall market conditions. The Committee has performed a thorough analysis and believes the assumptions to be valid and theoretically sound. The relationships are continuously monitored for behavioral changes.

     In its interest rate risk management, the Corporation currently does not utilize any derivative products and is not engaged in trading activity. The Corporation instead invests in assets whose value is derived from an underlying asset. These assets are mostly government agency issued mortgage-backed securities. The performance of these assets in changing rate environments is included in the following table.

The table below shows the Corporation's estimated earnings sensitivity profile as of December 31, 1997. Given a 100 basis point increase in rates, net interest income would decrease 2.08% over the next 12 months and decrease 2.35% over the next 24 months. A 100 basis point decrease would result in a 0.90% increase in net interest income over the next 12- and 24-month periods. These estimates assume all rates changed overnight and management took no action as a result of this change.





                                      Percentage Change in Net Interest Income
            Basis Point               ----------------------------------------
            Interest Rate Change      12 months      24 months      36 months
------------------------------------------------------------------------------
            Down 300                   -0.17%          0.22%          -2.75%
            Down 200                    1.25           1.37           -0.52
            Down 100                    0.90           0.90            0.02
            Up 100                     -2.08          -2.35           -1.71
            Up 200                     -4.07          -4.31           -2.93
            Up 300                     -5.90          -5.88           -3.67


     LIQUIDITY RISK

Liquidity is measured by the each bank's ability to raise funds to meet the obligations from its customers, including deposit withdrawals and credit needs. This is accomplished primarily by maintaining sufficient liquid assets in the form of investment securities and core deposits. The Corporation has $5.7 million of investments that mature throughout the coming 12 months. The Corporation also anticipates $36.2 million of principal payments from mortgage-backed securities. Given the current rate environment, the Corporation anticipates $43.7 million of Federal Agency Securities to be called within 1998 or the next 12 months.


Outlook

The Wabash Valley, the Corporation's primary market area, performed similarly to the national economy for 1997. Recently, this market area has not experienced the economic expansion that the rest of the Midwest and particularly Indiana has experienced. Because of limited economic growth prospects in the Wabash Valley, new business will predominantly come from existing customers and customers currently being served by other local financial institutions. To increase loans, the Corporation has prudently begun soliciting and obtaining business in locations in the Wabash Valley not previously served.

The Corporation also continues to look for merger or acquisition opportunities throughout the Wabash Valley that share First Financial's mission of quality service to their customers. These smaller institutions increasingly realize the need to align with an organization that has the resources to compete on a regional level. With the largest retail presence in the Wabash Valley, First Financial is poised to provide these resources.

Like most other financial institutions, the Corporation has placed a high emphasis on marketing efforts. The goal is to attain a greater share of each customer's financial activities, commonly called "share of the wallet." To this end, First Financial has established a full-service brokerage, expanded its trust activities and is currently evaluating the delivery of certain insurance products. These activities are expected to provide an increased amount of fee-based income in the future.

As part of the expansion into other financial service areas, the Corporation recently announced an agreement to merge with Morris Plan Company of Terre Haute, Inc. Morris Plan has assets of approximately $38 million and primarily serves the market segment that consumer finance companies target. The merger is expected to be completed in the first quarter of 1998, subject to the customary closing conditions, including regulatory approvals.

The Corporation has established a Year 2000 (YR2000) team which is meeting and discussing issues related to YR2000. This team has the background and financial support to complete the early-stage assessment of YR2000 issues.

The Corporation is also in the process of obtaining statements of direction from all of its hardware and software vendors to determine their plans for resolving the YR2000 issue. The statements of direction from the vendors have indicated that the vendors have already resolved the issue or have scheduled a release that will include YR2000 date fixes.

The goal of the YR2000 team is to install all software updates by the first quarter of 1999. In addition, testing has been scheduled to perform daily processing on December 31, 1999, January 1, 2000, and February 29, 2000.

The Corporation believes that YR2000 costs will not have a material adverse effect on the Corporation's financial position or future results of operations.

Consolidated Balance Sheet -- Average Balances and Interest Rates

                                                                              December 31,
                                           -----------------------------------------------------------------------------------
                                                             1997                                         1996
                                           -----------------------------------------------------------------------------------
                                              Average                     Yield/              Average                   Yield/
(Dollar amounts in thousands)                 Balance        Interest      Rate               Balance       Interest     Rate
------------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-earning assets:
  Loans (1) (2)                               $  953,008    $  84,411      8.86%            $   885,964    $  79,120    8.93%
  Taxable investment securities                  437,791       31,133      7.11                 421,745       29,774    7.06
  Tax-exempt investment
    securities (2)                               140,768       11,377      8.08                 133,914       10,320    7.71
  Federal funds sold                               2,822          157      5.56                   8,612          484    5.62
  Interest-bearing deposits
    in other banks:
      Domestic                                       509           34      6.68                   1,040           61    5.87
                                              ----------    ---------      ----             -----------    ---------    ----
  Total interest-earning assets               $1,534,898    $ 127,112      8.28%            $ 1,451,275    $ 119,759    8.25%
                                                            ---------      ====                            ---------    ====
Non-interest earning assets:

  Cash and due from bank                      $   49,725                                         57,919
  Premises and equipment, net                     25,515                                         26,598
  Other assets                                    32,913                                         28,883
  Less allowance for loan losses                 (12,302)                                       (10,644)
                                              ----------                                    -----------
               TOTALS                         $1,630,749                                    $ 1,554,031
                                              ==========                                    ===========
LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  Savings deposits                               388,485        9,399      2.42%                401,498       10,215    2.54%
  Time deposits                                  670,334       36,886      5.50                 654,901       35,767    5.46
  Federal funds purchased
    and securities sold under
    agreement to repurchase                       46,907        2,663      5.68                  30,476        1,689    5.54
  Other                                          223,789       13,124      5.86                 177,036       10,139    5.73
                                              ----------    ---------      ----             -----------    ---------    ----
  Total interest-bearing
    liabilities:                              $1,329,515    $  62,072      4.67%            $ 1,263,911    $  57,810    4.57%
                                                            ---------      ====                            ---------    ====
  Non interest-bearing
    liabilities:
  Demand deposits                                127,924                                        134,303
  Other                                           19,154                                         13,053
                                               1,476,593                                      1,411,267

  Shareholders' equity                           154,156                                        142,764
                                              ----------                                    -----------
               TOTALS                         $1,630,749                                    $ 1,554,031
                                              ==========                                    ===========
  Net interest earnings                                     $  65,040                                      $  61,949
                                                            =========                                      =========
  Net yield on interest-earning assets                                     4.24%                                        4.27%
                                                                           =====                                        ====


                                                        December 31,
                                           ---------------------------------------
                                                             1995
                                           ---------------------------------------
                                              Average                     Yield/
(Dollar amounts in thousands)                 Balance        Interest      Rate
----------------------------------------------------------------------------------
ASSETS
Interest-earning assets:
  Loans (1) (2)                              $  881,559     $ 77,670       8.81%
  Taxable investment securities                 297,450       20,816       7.00
  Tax-exempt investment
    securities (2)                              144,443       11,016       7.63
  Federal funds sold                             17,070          974       5.71
  Interest-bearing deposits
    in other banks:
      Domestic                                      957           42       4.39
                                             ----------     --------       ----
  Total interest-earning assets              $1,341,479     $110,518       8.24%
                                                            --------       ====
Non-interest earning assets:

  Cash and due from bank                         51,917
  Premises and equipment, net                    22,719
  Other assets                                   22,004
  Less allowance for loan losses                (10,916)
                                             ----------
               TOTALS                        $1,427,203
                                             ==========
LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  Savings deposits                              390,624       10,447       2.67%
  Time deposits                                 629,242       35,485       5.64
  Federal funds purchased
    and securities sold under
    agreement to repurchase                      42,741        2,436       5.70
  Other                                          93,327        5,776       6.19
                                             ----------     --------       ----
  Total interest-bearing
    liabilities:                             $1,155,934     $ 54,144       4.68%
                                                            --------       ====
  Non interest-bearing
    liabilities:
  Demand deposits                               128,172
  Other                                          12,553
                                              ---------
                                              1,296,659

  Shareholders' equity                          130,544
                                             ----------
               TOTALS                        $1,427,203
                                             ==========
  Net interest earnings                                     $ 56,374
                                                            ========
  Net yield on interest-earning
   assets                                                                  4.20%
                                                                           ====

     (1) For purposes of these computations, nonaccruing loans are included in the daily average loan amounts outstanding.

     (2) Interest income includes the effect of tax equivalent adjustments using a federal tax rate of 35%.

EFFECTS OF INFLATION

  The effects of inflation on an enterprise's reported results of operations vary depending on the components of the enterprise's assets and liabilities. Except for a bank's premises and equipment, which comprise a relatively small portion of total assets, a bank's assets and liabilities are primarily monetary in nature. Consequently, because a bank's monetary assets exceed monetary liabilities, banks generally experience a loss in purchasing power during periods of inflation. However, when considering the effects of inflation on banks, it is important to remember that interest rates, which affect the bank's costs for funds, do not always move in correlation with consumer prices.

Market and Dividend Information

  At year-end 1997 shareholders owned 7,015,504 shares of the Corporation's common stock. The stock is traded over-the-counter under the NASDAQ National Market System with the symbol THFF. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Historically, the Corporation has paid cash dividends semi-annually and currently expects that comparable cash dividends will continue to be paid in the future. The following table gives quarterly high and low trade prices and dividends per share during each quarter for 1997 and 1996.

                                                            1997                                        1996*
                                               -----------------------------                 -----------------------------
                                                Bid Quotation        Cash                     Bid Quotation        Cash
                                               ---------------     Dividends                 ---------------     Dividends
   Quarter ended                               High        Low     Declared                  High        Low     Declared
--------------------------------------------------------------------------------------------------------------------------
   March 31                                    $35.72     $33.33                             $31.75     $28.58
   June 30                                      35.47      31.42    $ .33                     29.94      27.44    $ .28
   September 30                                 38.58      33.81                              31.42      29.05
   December 31                                  57.62      37.14    $ .39                     35.23      30.23    $ .33


Selected Quarterly Data

                                                                       1997
                                     -------------------------------------------------------------------------
                                                               Net        Provision
                                     Interest    Interest    Interest      for Loan      Net        Net Income
(Dollar amounts in thousands)         Income     Expense      Income        Losses      Income      Per Share*
--------------------------------------------------------------------------------------------------------------
   March 31                          $29,850     $15,185     $14,665        $1,401      $4,431        $ .63
   June 30                            30,521      15,515      15,006         1,336       4,374          .62
   September 30                       31,165      15,654      15,511         1,251       4,619          .66
   December 31                        30,836      15,718      15,118         1,394       4,676          .67

                                                                       1996
                                     -------------------------------------------------------------------------
                                                               Net        Provision
                                     Interest    Interest    Interest      for Loan      Net        Net Income
(Dollar amounts in thousands)         Income     Expense      Income        Losses      Income      Per Share*
--------------------------------------------------------------------------------------------------------------
   March 31                          $28,248     $13,870     $14,378        $   735     $4,059        $ .58
   June 30                            28,431      14,185      14,246            968      3,962          .57
   September 30                       29,210      14,604      14,606          1,207      3,645          .52
   December 31                        29,947      15,151      14,796          1,551      4,305          .61


*Restated to retroactively reflect 1997 stock dividend.